Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Wallbox N.V.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

N94209108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N94209108	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons MINGKIRI, S.L.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,304,538
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,304,538

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,304,538
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.1%
12	Type of Reporting Person FI

CUSIP No. N94209108	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Marta Santacana Gri
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 15,404,538
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,404,538
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,404,538
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.1%
12	Type of Reporting Person IN

CUSIP No. N94209108	Schedule 13G	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

Wallbox N.V. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Carrer del Foc, 68, Barcelona, Spain 08038

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

MINGKIRI, S.L.

Marta Santacana Gri

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is Marques de Sentmenat 97, Barcelona, Spain 08029.

(c)	Citizenship of each Reporting Person is:

MINGKIRI, S.L. is organized under the laws of Spain. Marta Santacana Gri is a citizen of Spain.

(d)	Title of Class of Securities:

Class A ordinary shares, nominal value €0.12 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

N94209108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2021, based upon 138,245,117 Class A Ordinary Shares outstanding as of January 21, 2022.

CUSIP No. N94209108	Schedule 13G	Page 4 of 6

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
MINGKIRI, S.L.	15,304,538	11.1%	0	15,304,538	0	15,304,538
Marta Santacana Gri	15,404,538	11.1%	0	15,404,538	0	15,404,538

Marta Santacana Gri may be deemed the beneficial owner of 15,404,538 Class A Ordinary Shares, which consist of (i) 15,304,538 Class A Ordinary Shares held of record by MINGKIRI, S.L. and (ii) 100,000 Class A Ordinary Shares held of record by Anangu Grup S.L. Marta Santacana Gri has sole investment and dispositive power over the securities held of record by MINGKIRI, S.L. and shares investment and dispositive power over the securities held of record by Anangu Grup S.L.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. N94209108	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2022

MINGKIRI, S.L.

By:	/s/ Marta Santacana Gri
Name:	Marta Santacana Gri
Title:	Sole Administrator

Marta Santacana Gri

/s/ Marta Santacana Gri

CUSIP No. N94209108	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.